Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------

CONTACT:  336-584-5171                     SHAREHOLDER DIRECT: 800-LAB-0401
          MEDIA - CYNTHIA JAY, EXT. 5052                       WWW.LABCORP.COM
          INVESTORS - PAMELA SHERRY, EXT. 4855


   LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK-REPORTS
                       SECOND QUARTER RESULTS

               PRICE, VOLUME, EBITDA, AND EPS INCREASE

BURLINGTON, NC, JULY 21, 1999 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:LH) today announced results for the quarter and six months ended June
30, 1999.

SECOND QUARTER RESULTS
----------------------
Net sales for the second quarter were $429.5 million, operating income was $42.1 million, and net income was $19.9 million. The basic and diluted earnings per common share (after deducting preferred stock dividends) were $0.06. This compares with net sales of $402.4 million, operating income of $37.3 million, net income of $12.8 million, and basic and diluted earnings per common share (after deducting preferred stock dividends) of $0.01 for the same period in 1998. The 6.7 percent increase in net sales is the result of a 2.3 percent increase in price and a 4.4 percent increase in volume.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were $63.3 million for the second quarter, or 14.7 percent of net sales, versus $58.3 million, or 14.5 percent of net sales, for the comparable period in 1998. Operating cash flow for the quarter was $50.8 million, an improvement of 36.9 percent over the same quarter in 1998.

"LabCorp achieved substantial gains in key performance measures during the quarter, including continued revenue growth, improved profit margins, higher earnings per share, and a reduction of $16.5 million in overall debt," noted Thomas P. Mac Mahon, president and chief executive officer.

SIX MONTH RESULTS
-----------------
For the six-month period ended June 30, 1999, LabCorp generated net sales of $847.4 million, operating income of $76.5 million, and net income of $34.0 million. For the same period in 1998, net sales were $790.0 million, operating income was $66.7 million, and net income $22.1 million. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.08 in 1999 compared to $0.00 in 1998. The revenue increase of approximately 7.2 percent consists of a 3.9 percent increase in volume and a 3.3 percent increase in price. EBITDA for the first six months of 1999 was $118.7 million, or 14.0 percent of net sales, versus $108.6 million, or 13.7 percent of net sales, for the comparable period in 1998. Operating cash flow was $75.9 million.

"Consistent with our strategic plan, during the first half of 1999 we showed major progress in increasing both our price and volume by developing new partnerships and increasing our efforts in our specialty testing businesses, such as resistance testing.
Internally, implementing our plan to convert to a single billing system continues to be the top priority," said Mr. Mac Mahon.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998.

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction
(PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, long-term care facilities, companies, and other clinical laboratories.
                           - End of Text -

                         - Table to Follow -

             LABORATORY CORPORATION OF AMERICA HOLDINGS
                  Summarized Financial Information
            (Dollars in millions, except per share data)

                                     (Unaudited)                (Unaudited)
                                  Three Months Ended          Six Months Ended
                                       June 30,                   June 30,
                                  ------------------         -----------------
                                    1999     1998              1999     1998
                                  ------------------         -----------------
STATEMENT OF OPERATIONS DATA:
Net sales                         $ 429.5    $ 402.4         $ 847.4    $ 790.0
Cost of Sales                       265.2      257.8           531.7      513.5
Selling, general and
  administrative                    114.4       99.7           223.5      194.7
Amortization of intangibles
  and other assets                    7.8        7.6            15.7       15.1
                                  -------    -------         -------    -------
Operating income                     42.1       37.3            76.5       66.7
                                  -------    -------         -------    -------
Earnings before income taxes         32.0       25.4            54.8       44.2

Provision for income taxes          (12.1)     (12.6)          (20.8)     (22.1)
                                  -------    -------         -------    -------
Net earnings                         19.9       12.8            34.0       22.1

Less preferred stock dividends
  and accretion of mandatorily
  redeemable preferred stock         12.8       11.5            24.0       22.7
                                  -------    -------         -------    -------
Net income (loss) attributable
  to common shareholders          $   7.1    $   1.3         $  10.0    $  (0.6)
                                  =======    =======         =======    =======
Basic and diluted earnings
  (loss) per share (1)            $   0.06   $   0.01        $   0.08   $ (0.00)
                                  ========   ========        ========   ========

(1) Basic and diluted earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and six-month periods ended June 30, 1999, of 126,258,380 and 126,199,250 shares, respectively, and the weighted average number of shares outstanding during the three- and six-month periods ended June
    30, 1998, of 124,506,673 and 124,452,465 shares, respectively.

                                      (Unaudited)
                                    Six Months Ended          Year Ended
                                        June 30,              December 31,
                                    ----------------          ------------
                                          1999                    1998
                                    ----------------          ------------
BALANCE SHEET DATA:
Cash and cash equivalents            $    16.8                $    22.7
Accounts receivable, net                 376.5                    375.4
Property, plant & equipment              267.9                    259.2
Intangible assets, net                   819.8                    836.2
Other assets                             146.2                    147.4
                                     ---------                ---------
                                     $ 1,627.2                $ 1,640.9
                                     =========                =========

Total bank debt                      $   615.7                $   643.8
Other liabilities                        305.0                    315.9
Redeemable preferred stock               541.5                    526.8
Shareholders' equity                     165.0                    154.4
                                     ---------                ---------
                                     $ 1,627.2                $ 1,640.9
                                     =========                =========
